WILLKIE FARR & GALLAGHER LLP

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Tel: 212 728 8000
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VIA HAND DELIVERY

September 24, 2003

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

SUPPL

RECD S.E.C.
SEP 24 2003
1086

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: (i) Notification of Interests of Directors and Connected Persons as of September 17, 2003; and (ii) a letter to shareholders dated September 23, 2003.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact me at (212) 728-8000.

Very truly yours,

Hayley N. Lattman/DA

Hayley N. Lattman

Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.
The New York Stock Exchange, Inc.

dlw 9/25

1264047.3

File No. 82-34722

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

Options granted under the Company's share option scheme were exercised by employees of the Company on 17 September 2003. The shares required for the exercise were provided by transfers of shares from the Company's Employee Share Ownership Plan ("ESOP"). Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore, the transfer of shares is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP follows:-

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer on exercise of options to employees

7	Shares transferred:	No. of Shares: 33,000	Price per Share: 406p
8	Percentage of issued class:	0.011%	
9	Class of security:	Ordinary shares	
10	Date of transaction:	17 September 2003	
11	Date company informed:	22 September 2003	
12	Total holding following this notification:	5,254,551	
13	Total percentage holding of issued class following this notification:	1.682%	

Contact name for queries: Kerin Williams

Contact telephone number: 020 7887 7108

Name of company official responsible for making notification:- Kerin Williams, Deputy Company Secretary

Date of Notification: 23 September 2003

File No. 82-34722

23.September 2003

Liberty International PLC
Letter to Shareholders

Liberty International is today posting a letter to all its shareholders informing them of the Company's recent Convertible Bond offering.

The full text of the letter is attached.

Susan Folger
Company Secretary
++44 20 7887 7004

From Donald Gordon, Chairman, Liberty International PLC

23 September 2003

Dear Shareholder,

£240 MILLION ISSUE OF 3.95% CONVERTIBLE BONDS DUE 2010, CONVERTIBLE AT 800p PER LIBERTY INTERNATIONAL ORDINARY SHARE

I am writing to inform you that, on 17 September 2003, Liberty International successfully launched an offering of £240 million of Convertible Bonds (the "Convertible Bonds") convertible into fully paid ordinary shares of Liberty International. The Convertible Bonds, which have a maturity date of 30 September 2010, were issued at par and carry a coupon of 3.95% per annum. The Convertible Bonds will be convertible into fully paid ordinary shares of Liberty International at any time after 26 November 2003 at a price of 800p per share. Application will be made for the Convertible Bonds to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange's market for listed securities. If all the Convertible Bonds were to convert, an additional 30 million ordinary shares would be issued, representing 9.6% of Liberty International's current issued ordinary share capital.

Unless previously converted or repaid, the Convertible Bonds will be redeemed on 30 September 2010 at the redemption price of 100% of their principal amount. Convertible Bondholders have the option to require repayment by Liberty International at par on 30 September 2007. In addition, Liberty International has the right to redeem all outstanding Convertible Bonds on or after 14 October 2008 if the ordinary shares of Liberty International trade for a specified period of time at 120% or more of the conversion price. In these circumstances, the Convertible Bonds would be likely to convert into ordinary shares of Liberty International prior to such redemption. The Convertible Bonds were priced on 17 September 2003, the date of launch, and Liberty International is expecting to receive the proceeds on or around 16 October 2003.

The net cash proceeds will be used to fund Liberty International's capital expenditure programme and for general corporate purposes.

Our committed development programme, including the major extension of MetroCentre, Gateshead, and Chapelfield, Norwich, has some £400 million of expenditure to completion. Moreover, the pipeline of potential regional shopping centre developments over the next five years, including Cardiff, Oxford and the major extension and enhancement of Eldon Square, Newcastle, could amount to around a further £600 million.

The group has significant financial strength to support this development programme, with high quality assets, robust income streams, shareholders' funds of £2.7 billion and a debt to assets ratio of around 40 per cent at 30 June 2003.

The group's continued expansion in recent years has largely been financed by long term non-recourse bank facilities linked to our major regional shopping centres. However, as Liberty International has, for nearly a year, been a constituent of the FTSE 100 Index, our profile has been enhanced with the consequential beneficial impact of expanding the range of financing options available to the Liberty International group. We have now taken this opportunity to access the convertible bond market on attractive terms, both in respect of the low 3.95% coupon on the Convertible Bonds and the conversion price substantially in excess of the current share price. This additional finance thereby augments the group's aggregate cash resources and committed undrawn facilities to a level and on terms appropriate for the group's capital expenditure plans.

Yours sincerely

Donald Gordon
Chairman

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any shares in Liberty International PLC. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.